                             [TLC CORPORATE LOGO OMITTED]




                              TLC THE LASER CENTER INC.

                           MANAGEMENT INFORMATION CIRCULAR

                              GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

          The information contained in this management information circular ("Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of TLC The Laser Center Inc. (the "Corporation" or "TLC") to be held on October 30, 1997 at 10:00 a.m. (Toronto time) at the Design Exchange, 234 Bay Street, Toronto, Ontario, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at September 2, 1997, except where otherwise noted.

APPOINTMENT OF PROXIES

          The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors or officers of the Corporation. A shareholder who wishes to appoint some other person (who need not be a shareholder of the Corporation) to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy. To be valid, proxies must be deposited with CIBC Mellon Trust Company, Proxy Dept., 393 University Avenue, 5th Floor, Toronto, Ontario M5G 2M7 not later than the close of business on October 28, 1997 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

NON-REGISTERED SHAREHOLDERS

          Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (or CDS)) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the

Corporation has distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of common shares.

          Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will EITHER:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is NOT required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the secretary of the Corporation, as applicable, as set out above under "General Proxy Information - Appointment of Proxies"; or

     (b) more typically, be given a form of proxy which is NOT signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

           In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting IN PERSON, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

REVOCATION OF PROXIES

          In addition to revocation in any other manner provided by law, a shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

          A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

          The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES AS INDICATED UNDER THE HEADINGS IN THIS CIRCULAR.

          The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

                     VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          On September 2, 1997, the Corporation had outstanding 27,438,448 common shares (the "Common Shares"). Each registered holder of Common Shares of record at the close of business on September 12, 1997, the record date established for notice of the Meeting, will be entitled to one vote for each Common Share held by such shareholder on all matters proposed to come before the Meeting, except to the extent that such shareholder has transferred any Common Shares after the record date and the transferee of such shares establishes ownership thereof and demands, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

          The following table shows, as at September 2, 1997, each person (collectively, the "Principal Shareholders") who, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the
Corporation:

NAME AND MUNICIPALITY                  NUMBER OF
OF RESIDENCE                         COMMON SHARES    PERCENTAGE OF CLASS
------------------------             -------------    -------------------
Elias Vamvakas(1)(3)  . . . . .        3,394,727             12.4%
Richmond Hill, Ontario

Dr. Jeffery J. Machat(2)(3) . .        4,522,293             16.5%
Richmond Hill, Ontario
------------------------------

(1) Shares owned by Mr. Vamvakas are held directly as to 1,144,727 and indirectly as to 2,250,000 by 1111881 Ontario Limited, a corporation wholly-owned by the Vamvakas Family Trust.

(2) Shares owned by Dr. Machat are held directly as to 22,293 and indirectly as to 4,500,000 by 1123562 Ontario Limited, a corporation wholly-owned by the Machat Family Trust.

(3) Dr. Steven Slade holds options to acquire 250,000 of the Common Shares currently owned by the Principal Shareholders and others, of which 45% belong to Dr. Machat and 30% to Mr. Vamvakas. The options may be exercised at a price of US$0.10 per share subject to compliance with applicable law. No additional Common Shares will be issued by the Corporation to satisfy the options, which have been granted by the Principal Shareholders and others to induce Dr. Slade to participate in the Corporation and to serve as Co-National Medical Director of the Corporation.

                                ELECTION OF DIRECTORS

          The number of directors to be elected at the Meeting is seven. This number represents a reduction in the size of the Board of Directors from its current number of nine directors. The articles of the Corporation authorize the Board of Directors to be comprised of a number of directors between one and ten and the directors have been authorized by the shareholders to determine the number from time to time between that minimum and maximum. The Board of Directors resolved on September 25, 1997 that the number of directors to be elected at the Meeting will be seven, having regard to the composition of the Board and the "Guidelines for Improved Corporate Governance" contained in the Final Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

          It is the intention of the management representatives designated in the enclosed form of proxy to vote the Common Shares in respect of which they are appointed for the election as directors of the proposed nominees whose names are set out below, unless the shareholder who has given such proxy has directed that the Common Shares be withheld from voting. All such nominees have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

          The following tables sets out the name and municipality of residence of each person proposed by management of the Corporation to be nominated for election as a director, the position with the Corporation which each nominee presently holds, the principal occupation of each nominee, the date on which each nominee was first elected or appointed director and the number of Common Shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee.


NAME AND MUNICIPALITY OF                POSITION WITH CORPORATION      PRINCIPAL OCCUPATION          DIRECTOR SINCE    COMMON SHARES
RESIDENCE                               -------------------------      --------------------          --------------        OWNED
---------                                                                                                                  -----
Elias Vamvakas  . . . . . . . . . .     President, Chief Executive       Officer of the                    May 1993         (3)
Richmond Hill, Ontario                  Officer and Chairman of the      Corporation
                                        Board of Directors(1)(2)

Dr. Jeffery J. Machat . . . . . . .     Director, Co-National Medical    Ophthalmologist                   May 1993         (5)
Richmond Hill, Ontario                  Director(1)(4)

James R. Connacher  . . . . . . . .     Director(2)(4)                   Vice-Chairman, Gordon         January 1996     130,000
Toronto, Ontario                                                         Capital Corporation
                                                                         (investment bank)

John F. Riegert . . . . . . . . . .     Secretary and Director(1)        Officer of the                   June 1995       9,793
 North York, Ontario                                                     Corporation

Howard J. Gourwitz  . . . . . . . .     Director(4)(6)(7)                Attorney and Counsellor-         June 1995         (8)
                                        Bloomfield Hills, Michigan       at-Law, shareholder of
                                                                         Gourwitz and Barr, P.C.

Dr. William David Sullins, Jr. . .      Director and Vice-Chairman of    Optometrist                      June 1995      37,000
Athens, Tennessee                       TLC's National Advisory
                                        Council(2)(6)

Warren S. Rustand . . . . . . . . .     Nominee Director                 Chairman, Rural/Metro              Nominee      47,271
                                        Tucson, Arizona                  Corporation (merchant
                                        bank and management
                                        consultant)


---------------------------------------
(1) Mr. Vamvakas, Dr. Machat and Mr. Riegert are members of the Corporation's Executive Committee.
(2) Mr. Vamvakas, Dr. Sullins and Mr. Connacher are members of the Corporation's Nominating Committee.
(3) Mr. Vamvakas' shareholdings are described under "Voting Shares and Principal Holders Thereof". Family members of Mr. Vamvakas own 3,000 Common Shares.
(4) Dr. Machat, Mr. Gourwitz and Mr. Connacher are members of the Corporation's Compensation Committee.
(5) Dr. Machat's shareholdings are described under "Voting Shares and Principal Holders Thereof".
(6) Mr. Gourwitz and Dr. Sullins, Jr. are members of the Corporation's Audit Committee.
(7) Mr. Gourwitz is a member of the Corporation's Corporate Governance
    Committee.
(8) LNG Enterprises, Inc., an associate of Mr. Gourwitz, owns 2,400,000 Common Shares.

         Mr. Rustand has held his present principal occupation since 1997. For more than five years prior to 1997, Mr. Rustand was Chairman and Chief Executive Officer of The Cambridge Company Ltd., a merchant banking and management consulting company. From 1994 to 1997, Mr. Rustand was also the Chairman of 20/20 Laser Centers, Inc., which was acquired by the Corporation in February 1997 and manages refractive clinics in the Northeast US.

                                  CHANGE OF AUDITORS


         Horwath Orenstein are currently the auditors of the Corporation. The Corporation wishes to change auditors from the present auditors Horwath Orenstein, to Ernst & Young, Toronto, Ontario.

         It is the intention of the management representatives designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy in favour of a resolution appointing Ernst & Young, Toronto, Ontario, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless the shareholder who has given such proxy has directed that the shares be withheld from voting.

         Pursuant to National Policy Statement No. 31 of the Canadian
Securities Administrators, the Corporation has prepared a Notice of Change of Auditors setting forth the circumstances relating to the proposal to change auditors. Response letters commenting on this Notice of Change of Auditors have been obtained from both Horwath Orenstein, the current auditors, and Ernst & Young, the proposed auditors. Copies of the Notice of Change of Auditors, the response letters and written confirmation of the review of the Board of Directors of the Corporation are attached as Schedule A to this Circular.

                          AMENDMENT TO THE SHARE OPTION PLAN

         At the Meeting, shareholders will be asked to pass a resolution (the "Share Option Resolution") approving an amendment to the Corporation's share option plan (the "Share Option Plan") to increase the number of shares which may be issued thereunder from 2,534,611 to 4,116,000. The new number will represent approximately 15% of the Corporation's currently issued and outstanding shares, in keeping with the intent of the Share Option Plan established during TLC's initial public offering, and an increase of approximately 62% in the number of Common Shares issuable under the Share Option Plan. At September 2, 1997, options to acquire 2,436,999 Common Shares remained outstanding and unexercised.

         The purpose of this amendment is to ensure that there remains available for issuance under the Share Option Plan a sufficient number of options to allow the Corporation to maintain its current policy of rewarding options as an alternative to cash compensation, and as bonus remuneration, for all corporate office employees and directors of the Corporation.

         It is the intention of the management representatives designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy in favour of the Share Option Resolution, a copy of which is set out on Schedule B to this Circular, unless the shareholder who has given such proxy has directed that the shares be otherwise voted.

         In order to be effective, the Share Option Resolution must be passed by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by insiders to whom options have been or may be granted under the Share Option Plan and their associates. At September 2, 1997, 10,995,007 votes, being the votes attaching to Common Shares beneficially owned by insiders and their associates, will not be counted for the purposes of determining whether the level of shareholder approval required to amend the Share Option Plan has been obtained.

                             PROPOSED SHARE PURCHASE PLAN

         The Board of Directors of the Corporation has adopted a share purchase plan (the "Share Purchase Plan"), subject to receiving all necessary regulatory and shareholder approvals. The Share Purchase Plan will become effective on or about October 30, 1997. At the Meeting, shareholders will be asked to approve a resolution (the "Share Purchase Resolution") approving the Share Purchase Plan and authorizing 500,000 Common Shares to be reserved for issuance under the Share Purchase Plan. This number will represent approximately 2% of the Corporation's currently issued and outstanding shares.

         The objective of the Share Purchase Plan is to advance the interests of the Corporation by providing additional incentives to employees of the Corporation and its subsidiaries; encouraging share ownership by such persons; increasing their proprietary interest in the success of the Corporation; encouraging them to remain with the Corporation; and attracting new employees.

         The Share Purchase Plan will be offered to all employees of the Corporation located in Canada and the United States who have been employed by the Corporation for three months or more ("Share Purchase Participants"). The Share Purchase Plan will be administered by CIBC Mellon Trust Company (the "Administrator"). Under the plan, Share Purchase Participants may enrol to have a percentage of their payroll (excluding bonuses and overtime) up to a maximum of 10% deducted and remitted towards the purchase of Common Shares in the name of the Share Purchase Participant (the "Employee Contribution"). The Corporation will contribute an additional amount equal to 25% of the Employee Contribution towards purchases of Common Shares in the name of the Share Purchase Participant (the "Employer Contribution"). Purchases will be made from treasury at the current market price or, at the Corporation's option and subject to certain restrictions, purchases using the Employee Contribution may be made on the open market. The "current market price" on any date will be equal to the weighted average trading prices of the Common Shares on The Toronto Stock Exchange for the five (5) trading days prior to that date. Subject to obtaining regulatory approval, any cash dividends paid on Common Shares purchased under the Share Purchase Plan will be reinvested in Common Shares of the Corporation issued from treasury at the current market price (determined on the basis of the weighted average trading prices of the Common Shares on The Toronto Stock Exchange for the twenty (20) trading days prior to the date of reinvestment) less a discount not to exceed 5%.

         Common Shares will be purchased using the Employee Contribution every quarter (a "Common Share Purchase Date"). Common Shares will be purchased using the Employer Contribution one year after each Common Share Purchase Date. A Share Purchase Participant who ceases to participate in the Share Purchase Plan either voluntarily or by reason of disability, death or termination of employment will be entitled to receive (i) all Common Shares purchased through the Employee Contribution or Employer Contributions and (ii) all Common Shares purchased through the reinvestment of dividends paid on Common Shares purchased pursuant to (i). The Share Purchase Participant will not be entitled to amounts accrued with respect to Employer Contributions that have not been applied towards the purchase of Common Shares.

         Share Purchase Participants are entitled to change their contribution levels on a quarterly basis and are permitted to withdraw Common Shares purchased under the Share Purchase Plan once every year. Administrative expenses of the Share Purchase Plan will be paid by the Corporation. Share Purchase Participants may be required to pay charges to process withdrawals and other similar requests.

         It is the intention of the management representatives designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy in favour of the Share Purchase Resolution, a copy of which is set out on Schedule C to this Circular, unless the shareholder who has given such proxy has directed that the shares be otherwise voted.

         In order to be effective, the Share Purchase Resolution must be passed by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by insiders and their associates. At September 2, 1997, 10,995,007 votes, being the votes attaching to Common Shares beneficially owned by insiders and their associates, will not be counted for the purposes of determining whether the level of shareholder approval required to approve the Share Purchase Plan has been obtained.

                                EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth all compensation earned during the last two completed fiscal years by the Chief Executive Officer and the Corporation's four highest paid executive officers who were serving as executive officers at the end of the financial year ended May 31, 1997 ("Fiscal 1997") and whose annual salary and bonus exceeded $100,000 in Fiscal 1997 (together, the "Named Executive Officers"):


                                             ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                        ---------------------------------                AWARDS                 PAYOUTS
                                                                               ------------------------------------------
                                                                    OTHER      COMMON SHARES      RESTRICTED
      NAME AND PRINCIPAL                                            ANNUAL     UNDER OPTION       SHARES OR       LTIP     ALL OTHER
           POSITION                                                 COMPEN-         (#)           RESTRICTED     PAYOUTS    COMPEN-
                               YEAR     SALARY       BONUS          SATION                       SHARE UNITS       ($)      SATION
                                        (US$)        (US$)            ($)                            ($)                        ($)
------------------------------------------------------------------------------------------------------------------------------------
Elias Vamvakas, Chief         1996     215,260           Nil          Nil      1, 000,000             Nil          Nil          Nil
Executive Officer             1997     235,417    250,000(1)          Nil             Nil             Nil          Nil          Nil

------------------------------------------------------------------------------------------------------------------------------------
Dr. Jeffery J. Machat,        1996   83,333(2)           Nil          Nil          25,000             Nil          Nil          Nil
Co-National Medical           1997     200,000           Nil          Nil          25,000             Nil          Nil          Nil
Director
------------------------------------------------------------------------------------------------------------------------------------
Ronald J. Kelly,              1996         Nil           Nil          Nil             Nil             Nil          Nil          Nil
Vice-President                1997  150,000(3)           Nil          Nil          25,000             Nil          Nil          Nil
Acquisitions and General
Counsel
------------------------------------------------------------------------------------------------------------------------------------
Dr. Barry Barresi,            1996         Nil           Nil          Nil             Nil             Nil          Nil          Nil
Chief Executive Officer       1997     128,365           Nil          Nil          25,000             Nil          Nil          Nil
- Partner Provider                         (4)
Health Inc.
------------------------------------------------------------------------------------------------------------------------------------
Gary Jonas,                   1996         Nil           Nil          Nil             Nil             Nil          Nil          Nil
Senior Vice-President -       1997      67,045           Nil          Nil             Nil             Nil          Nil          Nil
U.S. Operations                            (5)


(1) This amount is payable to Mr. Vamvakas upon the Corporation having earned two consecutive quarters of net income.
(2) Dr. Machat became an officer of the Corporation in January 1996.
(3) Mr. Kelly became an officer of the Corporation in September 1996. His salary is presented in Canadian dollars.
(4) Dr. Barresi became the Chief Financial Officer of Partner Provider Health
    Inc., a subsidiary of the Corporation, in September    1996.
(5) Mr. Jonas joined the Corporation in February 1997.

OPTIONS GRANTED DURING FISCAL 1997

         The following table sets forth the individual grants of stock options for Fiscal 1997 to the Named Executive Officers:



                                    COMMON                                                   MARKET VALUE OF
                                    SHARES        % OF TOTAL OPTIONS                         COMMON SHARES
                                UNDER OPTIONS         GRANTED TO                          UNDERLYING OPTIONS
                                   GRANTED           EMPLOYEES IN      EXERCISE OR BASE      ON THE DATE
          NAME                       (#)            FINANCIAL YEAR          PRICE             OF GRANT          EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Jeffery J. Machat               25,000            7.81%                 $7.25                $7.25           December 1, 2001
Ronald J. Kelly                     25,000            7.81%                 $7.25                $7.25           December 1, 2001
Dr. Barry Barresi                   25,000            7.81%                 $7.25                $7.25           December 1, 2001


AGGREGATE OPTION EXERCISES DURING FISCAL 1997 AND FINANCIAL YEAR-END OPTION
VALUES


         The following table sets forth all stock options exercised by the Named Executive Officers of the Corporation, the total number of securities underlying unexercised options of the Named Executive Officers and their dollar value during Fiscal 1997:

                                                                                                        VALUE OF UNEXERCISED IN THE
                                                                        UNEXERCISED OPTIONS AT           MONEY OPTIONS AT FINANCIAL
                                                                          FINANCIAL YEAR-END                   YEAR-END ($)(1)
------------------------------------------------------------------------------------------------------------------------------------
                                       COMMON
                                    SHARES ACQUIRED      AGGREGATE
                                         ON                VALUE
                                      EXERCISE            REALIZED
                                        (#)                (US$)      EXERCISABLE     UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
            NAME
------------------------------------------------------------------------------------------------------------------------------------
Elias Vamvakas                           Nil                 Nil        304,137          304,136        2,399,641         2,399,633
Dr. Jeffery J. Machat                    Nil                 Nil          7,604           32,603          59,996           178,738
Ronald J. Kelly                          Nil                 Nil            Nil           25,000            Nil            118,750
Dr. Barry Barresi                        Nil                 Nil            Nil           25,000            Nil            118,750


(1) The closing price of TLC's Common Shares on The Toronto Stock Exchange on May 31, 1996 was $12.00.

EMPLOYMENT CONTRACTS

MR. ELIAS VAMVAKAS

         The Corporation has entered into an employment contract with Mr. Elias Vamvakas who is the President, Chief Executive Officer and Chairman of the Board of Directors of the Corporation. The term of the agreement is three years commencing on January 1, 1996 with automatic one year renewals as agreed upon by the parties. During the initial year of the agreement, the base salary was US$225,000, which will increase by US$25,000 during each year of the initial term. Thereafter, Mr. Vamvakas' base salary will be determined by the Board of Directors but will never be less than the previous year's base salary plus fifteen percent. Mr. Vamvakas' compensation also includes a discretionary annual bonus as determined by the Board of Directors.

         Mr. Vamvakas' employment may be terminated for cause. If terminated other than for cause, Mr. Vamvakas will be entitled to receive 24 months' base salary and bonus and shall be entitled to exercise all share options granted but not otherwise exercisable.

         The agreement also contains non-competition and confidentiality covenants for the benefit of the Corporation.

DR. JEFFERY J. MACHAT

         The Corporation has entered into a consulting agreement with Excimer Management Corporation which corporation will make available to TLC the services of Dr. Jeffery J. Machat as a consultant relating to the business of the Corporation. Pursuant to such agreement, Dr. Machat is designated Co-National Medical Director of TLC. The term of the agreement is three years commencing on January 1, 1996. The agreement provides for an annual consulting fee in the amount of US$200,000. Dr. Machat has also entered into a surgery agreement with the Corporation pursuant to which he will perform excimer laser procedures at one or more of the Corporation's clinics and will be entitled to receive a fee of $150 per procedure performed by him payable in the same currency as paid by the patient. Dr. Machat is also entitled to receive options under the Share Option Plan as a director.

         Dr. Machat's agreement may be terminated for cause. If terminated other than for cause, Dr. Machat will be entitled to receive an amount equal to two times the annual consulting fee.

         Dr. Machat's consulting agreement contains non-competition and confidentiality covenants for the benefit of the Corporation.

         RONALD J. KELLY

         The Corporation has entered into a consulting agreement with Kelmar Corporation, which corporation will make available to TLC the services of Ronald
J. Kelly as a consultant relating to the business of the Corporation. Mr. Kelly has also been appointed the Vice-President Acquisitions and General Counsel of the Corporation. The agreement, which expires on December 31, 1999, provides for an annual consulting fee payable by the Corporation to Kelmar Corporation of $200,000.

         If the consulting agreement is terminated, other than for cause, Mr. Kelly shall be entitled to a payment of $100,000.

         The agreement also contains non-competition and confidentiality covenants for the benefit of the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

         Until February 1997, the entire Board of Directors of the Corporation was responsible for determining compensation of executive officers of the Corporation. In February 1997, the Board established a Compensation Committee, composed of Dr. Machat, Mr. Gourwitz and Mr. Connacher. All of the nominees for election as directors described under "Election of Directors" served as directors during Fiscal 1997, except Dr. Barry J. Barresi, who was appointed in September 1996, and Warren S. Rustand, who is a nominee for election as director at this Meeting. In addition, Ronald J. Kelly and Dr. David Eldridge, served as directors during Fiscal 1997.

         Messrs. Vamvakas, Riegert, Kelly, Machat, Eldridge and Barresi are members of the Board of Directors and officers of the Corporation or a subsidiary. Except for Dr. Machat, none of the members of the Compensation Committee is an officer, employee or former officer or employee of the Corporation. Determination of the compensation of executive officers of each of the subsidiaries of the Corporation is made by the entire Board of Directors of each subsidiary. Messrs. Vamvakas, Riegert and Kelly and Drs. Machat, Eldridge and Sullins, Jr. are the only members of the Board of Directors of the Corporation who also serve as members of the boards of directors of one or more subsidiaries of the Corporation. (See also "Interest of Insiders in Material Transactions".)

REPORT ON EXECUTIVE COMPENSATION

         The Corporation's corporate philosophy on compensation is that compensation should be tied to an individual's performance and to the performance of the Corporation as a whole. TLC believes that executive officers who make a substantial contribution to the long-term success of the Corporation and its subsidiaries are entitled to participate in that success.

         The compensation of the Corporation's executive officers, including its Named Executive Officers, is comprised of three components: (i) base salary; (ii) cash bonuses; and (iii) long-term incentives in the form of stock options. The Corporation does not have an executive pension plan.

         TLC is an emerging corporation which was incorporated in 1993 and consequently the Board of Directors has placed considerable emphasis upon the incentive of stock options in determining executive compensation in order to align the interests of the executive officers with the long-term interests of the Corporation's shareholders.

         The Share Option Plan is administered by the Board of Directors. The purpose of the Share Option Plan is to advance the interests of the Corporation by (i) providing directors, officers, employees and other eligible persons with additional incentive; (ii) encouraging stock ownership by eligible persons;
(iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its affiliates; and (v) attracting new employees, officers or directors to the Corporation or its affiliates. In determining whether to grant options and how many options to grant to eligible persons under the Share Option Plan, the Board of Directors considers each individual's past performance and contribution to the Corporation as well as that individual's expected ability to contribute to the Corporation in the future.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

         During Fiscal 1997, Mr. Vamvakas, the President, Chief Executive Officer and Chairman of the Board of Directors of TLC, continued to provide the leadership and strategic direction that has enabled the Corporation to continue its expansion throughout Canada and the United States.

         The compensation paid to Mr. Vamvakas during Fiscal 1997, and the compensation reflected in his employment contract, are based upon comparisons with comparable positions in other companies within the same industry, as well as with the compensation levels of chief executive officers in start-up companies in the industrial technology sector. See "Executive Compensation - Summary Compensation Table" and "- Employment Contracts".

         In addition, to reward Mr. Vamvakas for his contributions to the Corporation's growth in Fiscal 1997, the Board of Directors, on the recommendation of the Compensation Committee, has awarded Mr. Vamvakas a bonus for Fiscal 1997 in the amount of US$250,000. The bonus is payable upon the Corporation having earned two consecutive quarters of net income.

         The foregoing report is submitted by the Board of Directors and the Compensation Committee.

Elias Vamvakas                    Dr. Jeffery J. Machat        James R. Connacher

John F. Riegert                   Howard J. Gourwitz           Dr. David C.Eldridge

Dr. William David Sullins, Jr.    Ronald J. Kelly              Dr. Barry J. Barresi

COMPENSATION OF DIRECTORS

         Directors of the Corporation who are not executive officers of the Corporation are entitled to receive an attendance fee of $350 in respect of each meeting attended. In addition, directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors and are entitled to receive options under the Share Option Plan. On December 1, 1996, non-executive members of the Board of Directors were each issued options to acquire 5,000 Common Shares. (See also "Interests of Insiders in Material Transactions".)

                                  PERFORMANCE GRAPH

         The following show the cumulative total shareholder return (assuming reinvestment of dividends) over Fiscal 1997 in comparison with the cumulative total return on the TSE 300 Index.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT ASSUMING DIVIDENDS ARE REIVINVESTED
                             MAY 31, 1996 - MAY 31, 1997


                               ERROR! NOT A VALID LINK.

                      STATEMENT OF CORPORATE GOVERNANCE POLICIES

         The Board of Directors of TLC believes that strong corporate governance practices are essential to the well-being of the Corporation and its shareholders. Since March 1996, the Common Shares have been listed on The Toronto Stock Exchange. The By-Laws of The Toronto Stock Exchange require that this Statement of Corporate Governance Practices relate the corporate governance practices of the Board of Directors to the "Guidelines for Improved Corporate Governance" contained in the Final Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSE Report"). A description of the Corporation's corporate governance practices follows.


MANDATE OF THE BOARD OF DIRECTORS

         The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

COMPOSITION OF THE BOARD OF DIRECTORS

         The Board of Directors is currently comprised of nine members. The size of the Board of Directors was increased from eight to nine members in September 1996 and the number of directors to be elected at the Meeting has been set at seven.

         The Board of Directors believes that three directors are "unrelated" directors and the remaining six are "related" directors, within the meaning of the TSE Report. If the proposed nominees for election as director are elected at the Meeting, the Board of Directors believes that four directors will be "unrelated" directors and the remaining three will be "related" directors, within the meaning of the TSE Report. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Corporation does not have a significant shareholder, since there is no person who has the ability to exercise a majority of the votes attached to the outstanding shares of the Corporation for the election of directors.

BOARD COMMITTEES

         The Board of Directors has established five committees. The following is a brief description of each committee and its composition.

         The EXECUTIVE COMMITTEE consists of three directors: Messrs. Vamvakas, Machat and Riegert, all of whom are related directors. The Executive Committee may exercise all powers of the Board of Directors in respect of the management and direction of the business and affairs of the Corporation between meetings of the Board of Directors, subject to certain restrictions under applicable laws.

         The AUDIT COMMITTEE consists of three directors: Messrs. Gourwitz, Sullins, Jr. and Eldridge. The Audit Committee is composed of a majority of unrelated directors. The Audit Committee is responsible for the engagement of the Corporation's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on the Corporation's accounts following the completion of the audit and the Corporation's policies and procedures with respect to internal accounting and financial controls. There was one meeting of the Audit Committee relating to Fiscal 1997.

         The NOMINATING COMMITTEE consists of three directors: Messrs. Vamvakas, Sullins, Jr. and Connacher, a majority of whom are unrelated directors. The Nominating Committee is responsible for the selection of new directors and their recommendation to the Corporate Governance Committee (see below) as nominees to the Board of Directors.

         The COMPENSATION COMMITTEE consists of three directors: Messrs. Connacher, Machat and Gourwitz, a majority of whom are unrelated directors. The Compensation Committee is responsible for the development of compensation policies and makes recommendations on compensation of executive officers to the Corporate Governance Committee (see below) for approval of the Board of Directors.

         The CORPORATE GOVERNANCE COMMITTEE consists of three directors:
Messrs. Gourwitz, Kelly and Eldridge, a majority of whom are related directors. If the proposed nominees for election as directors are elected at the Meeting, two directors will be appointed to replace Messrs. Kelly and Eldridge such that the committee remains composed of a majority of unrelated directors. The Corporate Governance Committee is responsible for delegating work to other committees of the Board. It will be responsible to the Board of Directors with respect to developments in the area of corporate governance and the practices of the Board.

SHAREHOLDER COMMUNICATIONS

         The Board of Directors places great emphasis on its communications with shareholders. Shareholders receive timely dissemination of information and the Corporation has procedures in place to permit and encourage feedback from its shareholders. TLC's senior officers are available to shareholders and, through its investor relations department, TLC seeks to provide clear and accessible information about the results of the Corporation's business and its future plans. TLC has established an investor web site on the Internet through which it makes available press releases, financial statements, annual reports, trading information and other information relevant to investors. Mr. Vamvakas may also be contacted directly by investors through the Internet.

                    INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                                 AND SENIOR OFFICERS

         No officer, director, or employee, or former officer, director or employee of the Corporation or any of its subsidiaries, or associate of any such officer, director or employee is currently or has been indebted (other than routine indebtedness) at any time during Fiscal 1997 to the Corporation or any of its subsidiaries other than as disclosed below.


                                                                       LARGEST AMOUNT                     AMOUNT
                                       INVOLVEMENT OF THE       OUTSTANDING DURING YEAR ENDED       OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION              CORPORATION                   MAY 31, 1997                 SEPTEMBER 2, 1997
                                                                             ($)                           ($)(1)
--------------------------------------------------------------------------------------------------------------------------
Elias Vamvakas,                             Car Loan                      $60,000                       $48,583
Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------
Madelaine Walker,
Chief Operating Officer                     Car Loan                      $37,875                       $28,842
--------------------------------------------------------------------------------------------------------------------------

(1) The indebtedness is secured in each case by an automobile of the officer.


                     DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Corporation maintains directors' and officers' liability insurance. Under this insurance coverage the insurer pays on behalf of the Corporation for losses for which the Corporation indemnifies its directors and officers, and on behalf of individual directors and officers for losses arising during the performance of their duties for which they are not indemnified for the Corporation. The policy limit is US$10,000,000 per policy term subject to a deductible of US$100,000 per occurrence with respect to corporate indemnity provisions and US$250,000 if the claim relates to securities law claims. In addition to the deductible relating to securities laws claims, the insurance policy contains a coinsurance clause whereby the Corporation is liable for 40% of losses relating to such claims. The total premium in respect of the directors' and officers' liability insurance for Fiscal 1997 was approximately US$152,000. The insurance policy does not distinguish between directors and officers as separate groups.

                    INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         The only material transactions since the commencement of Fiscal 1997 in which any director, senior officer, principal shareholder (as described under "Principal Shareholders") or any associate or affiliate of the foregoing has or had an interest are as follows:

1. Effective January 1, 1996, Dr. Machat commenced receiving remuneration in accordance with the consulting agreement and surgery agreement referred to under "Executive Compensation - Employment Contracts".

2. Mr. Gourwitz, a director of the Corporation, receives fees for legal work done on behalf of TLC.
                                   OTHER BUSINESS

         The Corporation knows of no other matter to come before the Meeting other than the matters referred to in the notice of meeting.

                                 DIRECTORS' APPROVAL

         The contents and sending of this Circular have been approved by the Board of Directors of the Corporation.


                                            By Order of the Board of Directors




                                            John F. Riegert




                                            John F. Riegert
                                            Secretary


Mississauga, Canada
September 26, 1997

                                      SCHEDULE A

                                        PART I






                             NOTICE OF CHANGE OF AUDITORS

         Horwath Orenstein are currently the auditors of TLC The Laser Center Inc. (the "Corporation"). The Corporation has determined not to propose the reappointment of Horwath Orenstein.

         Approval of the shareholders of the Corporation will be sought at the next annual and special meeting of the shareholders (the "Meeting") to be held on October 30, 1997. Subject to the approval of the shareholders of the Corporation being obtained at the Meeting, the auditors of the Corporation will be changed to Ernst & Young.

         In the opinion of the Corporation, as of the date hereof there have NOT occurred between Horwath Orenstein and the Corporation any reportable events within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators, whether in the form of disagreement, unresolved issues or consultations, in connection with the audit of the two most recently completed fiscal years of the Corporation for any periods subsequent to completion of the audits performed by Horwath Orenstein in connection with the fiscal year of the Corporation ended May 31, 1997. In addition, there are no reservations in the auditor's reports for such period. The Board of Directors and the audit committee of the Corporation have considered and approved the proposal that the auditors be changed from Horwath Orenstein to Ernst & Young. The proposal was approved on September 25, 1997.

         DATED at Mississauga, Ontario, September 25, 1997.

                                  TLC THE LASER CENTER INC.



                                  By:  PETER KASTELIC
                                       ------------------------------------
                                       Peter Kastelic
                                       Chief Financial Officer and Treasurer

                                      SCHEDULE A

                                       PART II


                          [LETTERHEAD OF HORWATH ORENSTEIN]



September 25, 1997

Ontario Securities Commission
The Manitoba Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of Newfoundland and Labrador, Securities Division
Securities and Exchange Commission

To whom it may concern:

         RE:  TLC THE LASER CENTER INC. - NOTICE OF CHANGE OF AUDITOR

In accordance with the requirements of National Policy Statement No. 31, we have read the Notice of Change of Auditors of the above company dated September 25, 1997 and are in agreement with the information contained in the Notice.

Yours truly,

HORWATH ORENSTEIN




Chartered Accountants

                                      SCHEDULE A

                                       PART III


                            [LETTERHEAD OF ERNST & YOUNG]



September 25, 1997

Ontario Securities Commission
The Manitoba Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of Newfoundland and Labrador, Securities Division
Securities and Exchange Commission

Dear Sirs:

RE: TLC THE LASER CENTER INC.

We have read the Notice of Change of Auditors of TLC The Laser Center Inc. dated September 25, 1997 and are in agreement with the statements contained in such Notice based on our knowledge of the information at this time.

Yours sincerely,





Ernst & Young

                                      SCHEDULE A

                                       PART IV


                CONFIRMATION OF REVIEW OF NOTICE OF CHANGE OF AUDITORS


TO:    THE SHAREHOLDERS OF TLC THE LASER CENTER INC.



         The undersigned confirms that the Notice of Change of Auditors dated September 25, 1997 and the letters of Horwath Orenstein and Ernst & Young addressed to the relevant securities regulators expressing their agreement with the information contained in the Notice of Change of Auditors have been reviewed by the Board of Directors and the Audit Committee of TLC The Laser Center Inc.


         DATED:    September 25, 1997


                                  By:  PETER KASTELIC
                                       -------------------------------------
                                       Peter Kastelic
                                       Chief Financial Officer and Treasurer

                                      SCHEDULE B

                               SHARE OPTION RESOLUTION

BE IT RESOLVED THAT:

1. Section 1.5 of the Share Option Plan of the Corporation be and it is hereby amended to increase the number of Common Shares which may be issued under the Share Option Plan to 4,116,000; and

2. Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to do all acts and things and execute, whether under the corporate seal of the Corporation or otherwise and deliver or cause to be delivered all documents and instruments as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

                                      SCHEDULE C

                              SHARE PURCHASE RESOLUTION

BE IT RESOLVED THAT:

1. The Share Purchase Plan of the Corporation approved by the Board of Directors on September 25, 1997, as described in the accompanying management information circular for this meeting under the heading "Proposed Share Purchase Plan", is hereby ratified, authorized and approved; and


2. Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to do all acts and things and execute, whether under the corporate seal of the Corporation or otherwise and deliver or cause to be delivered all documents and instruments as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.